AMERICAN STORIES ENTERTAINMENT, INC.

1449 WETHERINGTON WAY

PALM HARBOR, FL 34683

February 23, 2023

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re: Regulation A+ Offering of American Stories Entertainment, Inc.

SEC File No. 024-12104

REQUEST FOR QUALIFICATION; Form 1-A/A filed on EDGAR February 14, 2023.

To Whom It May Concern,

On behalf of American Stories Entertainment, Inc., I hereby request qualification of the above referenced offering statement at 4:00pm, Eastern Time, on Monday, February 27, 2023, or as soon thereafter as is practicable.

Respectfully Submitted,

American Stories Entertainment, Inc.

/s/ Robert Cefail

BY: ROBERT CEFAIL

President